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TITAN MEDICAL REPORTS FIRST USE OF SPORT SURGICAL SYSTEM AT
COLUMBIA UNIVERSITY MEDICAL CENTER

Completes critical surgical tasks integral to successful performance in gynecologic procedures

TORONTO (November 16, 2017) – Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (OTCQB: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces the completion at Columbia University Medical Center’s surgical simulation center in New York City of critical surgical tasks integral to successful performance in gynecologic procedures using the Company’s advanced prototype SPORT Surgical System. The demonstration is the first step of the preclinical feasibility and validation studies with the SPORT system completed at this world-renowned academic medical center, one of Titan’s two Centers of Excellence in the U.S.

David McNally, President and CEO of Titan Medical, said, “Continuing on the recent success with the SPORT Surgical System in single-port robotic procedures at Florida Hospital Nicholson Center, we are delighted to announce successful SPORT system installation and first use at Columbia University Medical Center. The completion of critical tasks including tissue grasping, dissection, suturing, cutting and coagulation through a single incision further validates the potential utility of the SPORT system in gynecologic surgery.”

“Under the expert guidance of renowned surgeons Dr. Arnold Advincula at Columbia and Dr. William Burke from Stony Brook, we achieved repeatable and consistent results in establishing the feasibility of the SPORT system in a variety of simulated gynecologic procedures,” he added. “It is important to demonstrate repeated success with the SPORT system in a variety of surgical disciplines at each of our Centers of Excellence, and we look forward to upcoming colorectal, urologic and general surgery procedures at the three sites. We remain excited and focused on the SPORT system’s potential as a unique single-port robotic system that can provide exceptional clinical value in a variety of abdominal procedures.”

Arnold Advincula, M.D., Chief of Gynecologic Specialty Surgery at Columbia University and an expert in robotic surgery, said, “After using the SPORT system, I am more convinced that single-port robotic surgery could become a reality for many patients. Previous approaches to single-incision surgery have been limiting and ineffective. The SPORT system demonstrated that it can not only address those limitations, but it may also provide some unique capabilities for enabling a variety of gynecologic surgeries through a single incision. The future of single-port robotic surgery is bright and I am excited to actively participate in this journey with Titan Medical.”

William Burke, M.D., a gynecologic oncologist at Stony Brook University Hospital with extensive robotic surgery experience, commented, “Having completed thousands of multi-port robotic surgeries over several years of practice, I was pleased with the capabilities of the SPORT system that eased my transition from a multi-port approach to single-port robotic surgery. The workspace, access and ease of use while maintaining critical multi-port robotic features such as multi-articulated instruments and high-definition 3D visualization through a single incision, are important factors in transitioning from multi-port to single-port robotic surgery. I must say that the SPORT system, with its sophistication, makes a highly compelling case for single-port robotic surgery.”

About the Columbia University Medical Center

Columbia University Medical Center provides international leadership in basic, preclinical and clinical research; medical and health sciences education; and patient care. The medical center trains future leaders and includes the dedicated work of many physicians, scientists, public health professionals, dentists and nurses at the College of Physicians and Surgeons, the Mailman School of Public Health, the College of Dental Medicine, the School of Nursing, the biomedical departments of the Graduate School of Arts and Sciences, and allied research centers and institutions. Columbia University Medical Center is home to the largest medical research enterprise in New York City and State and one of the largest faculty medical practices in the Northeast. The campus that Columbia University Medical Center shares with its hospital partner, New York-Presbyterian, is now called the Columbia University Irving Medical Center. For more information, visit cumc.columbia.edu or columbiadoctors.org.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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